Exhibit (d)(2)
SLM Corporation 2009-2012 Incentive Plan
Stock Option Agreement
Net-Settled, Time Vested Options — 2010

A.	Option Grant. This Agreement relates to Net-Settled Stock Options (the “Options”) to purchase shares of Common Stock, par value $.20, of SLM Corporation (the “Corporation”) granted to Optionee pursuant to the Corporation’s Offer to Exchange dated May 14, 2010 (the “Option Exchange Program”) subject in all respects to the terms and provisions of the SLM Corporation 2009-2012 Incentive Plan (the “Plan”), which is incorporated herein by reference, this Stock Option Agreement (the “Agreement”) and the Grant Award Letter furnished to the Optionee by Merrill Lynch on behalf of the Corporation relating to the Options. The Options are non-qualified stock options and are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, and will be interpreted accordingly. The number of shares of the Corporation’s Common Stock subject to the grant of Options is set forth in the Grant Award Letter. By accepting the grant of Options, the Optionee irrevocably agrees on his or her own behalf and on behalf of his or her successors and permitted assigns to all of the terms and conditions of the Option as set forth in or pursuant to the Grant Award Letter, this Agreement, and the Plan (as such may be amended from time to time). As stated in the Offer to Exchange relating to the Option Exchange Program, by electing toexchange previously granted options (the “Surrendered Options”) under the Option Exchange Program, Optionee irrevocably agreed upon acceptance of the Surrendered Options in the Option Exchange Program to the cancellation of the Surrendered Options and to the grant of the Options.

B.	Option Price. The purchase price per share (the “Option Price”) is set forth in the Grant Award Letter.

C.	Grant Date. The date of grant of these Options (the “Grant Date”) is set forth in the Grant Award Letter.

D.	Vesting; Exercisability. The Options are not vested as of the Grant Date. Unless vested earlier as set forth below, the vesting schedule for the Options is set forth in the Grant Award Letter.
•	Upon termination of employment for any reason, other than (i) death, (ii) Disability or (iii) as provided in the SLM Corporation Change in Control Severance Plan for Senior Officers, any unvested Options will not vest and will be forfeited and canceled.

•	Upon termination of employment for death or Disability or as provided for under the SLM Corporation Change in Control Severance Plan for Senior Officers, all unvested Options will vest and vested Options (taking into account any vesting acceleration provided for, if any) are exercisable until the earlier of: (1) the Expiration Date; or (2) one year from the date of termination.

•	Upon termination of employment for all reasons except death or Disability and except as otherwise provided in the SLM Corporation Change in Control Severance Plan, vested Options (taking into account any vesting acceleration, if any) are exercisable until the earlier of: (1) the Expiration Date; or (2) three months from the date of termination.

•	Upon termination of employment for Misconduct, any Options, vested or unvested, are forfeited.
E.	Expiration. The date that these Options expire (the “Expiration Date”) is set forth in the Grant Award Letter, subject to the provisions of the Plan and this Agreement, which may provide for earlier expiration in certain instances, including Optionee’s termination of employment.

F.	Non-Transferable; Binding Effect. These Options may not be transferred except as provided for herein. All or any part of these Options may be transferred by the Optionee by will or by the laws of descent and distribution. In addition, Optionee may transfer all or any part of any Option to “Immediate Family Members.” “Immediate Family Members” means children, grandchildren, spouse or common law spouse, siblings or parents of the Optionee or bona fide trusts, partnerships or other entities controlled by and of which all beneficiaries are Immediate Family Members of the Optionee. Any Options that are transferred are further conditioned on the Optionee’s transferees and Immediate Family Members agreeing to abide by the Corporation’s then current stock option transfer guidelines. The terms of these Options shall be binding upon the executors, administrators, heirs, and successors of the Optionee.

G.	Net-Settlement upon Option Exercise; Taxes. These Options shall be exercised only in accordance with the terms of this Agreement. Each exercise must be for no fewer than fifty (50) Options, other than an exercise for all remaining Options. Upon exercise of all or part of the Options, the Optionee shall receive from the Corporation the number of shares of Common Stock resulting from the following formula: the total number of Options exercised less the sum of “Shares for the Option Cost” and “Shares for Taxes”, rounded up to the nearest whole share. “Shares for the Option Cost” equals the Option Price multiplied by the number of Options exercised divided by the fair market value of SLM common stock at the time of exercise. “Shares for Taxes” equals the tax liability (the statutory withholding maximum) divided by the fair market value of SLM common stock at the time of exercise. Optionee shall receive cash for any resulting fractional share amount. As a condition to the issuance of shares of Common Stock of the Corporation pursuant to these Options, the Optionee agrees to remit to the Corporation (through the procedure described in this paragraph) at the time of any exercise of these Options any taxes required to be withheld by the Corporation under federal, state, or local law as a result of the exercise of these Options.

H.	Vesting Upon Change In Control. Notwithstanding anything to the contrary in this Agreement, including Section (D):
(I)	In the event of a Change of Control Transaction or a Change of Control in which the acquiring or surviving company in the transaction does not assume or continue outstanding Awards upon the Change of Control or Change of Control Transaction, immediately prior to such transactions, then if these Options are not assumed or continued as described above, then any portion of these Options that were not vested shall become 100 percent vested and exercisable effective immediately prior to the consummation of such Change of Control or Change of Control Transaction; and

SLM Corporation 2009-2012 Incentive Plan
Stock Option Agreement
Net-Settled, Time Vested Options — 2010

(II)	If Optionee’s employment shall terminate within twenty-four months of a Change of Control or a Change of Control Transaction other than for Misconduct, any Options not previously vested shall immediately become vested and exercisable upon such employment termination and such Options shall be exercisable until the earlier of: (1) the Expiration Date; or (2) three months from the date of termination.
I.	Clawback Provisions. Notwithstanding anything to the contrary herein, if the Board of Directors of the Corporation, or an appropriate committee thereof, determines that, any material misstatement of financial results or a performance metric criteria has occurred as a result of the conduct of any officer at the Senior Vice President level or above (“Senior Officer”), or such Senior Officer has committed a material violation of corporate policy or has committed fraud or misconduct, then the Board or committee shall consider all factors, with particular scrutiny when one the top 20 members of management are involved, and the Board or such Committee, may in its sole discretion require reimbursement of any compensation resulting from the vesting and exercise of Options and the cancellation of any outstanding Options from such Senior Officer (whether or not such individual is currently employed by the Corporation) during the three-year period following the date the Board first learns of the violation, fraud or misconduct.

J.	Board Interpretation. The Optionee hereby agrees to accept as binding, conclusive, and final all decisions and interpretations of the Board of Directors of the Corporation and, where applicable, the Compensation and Personnel Committee of the Board of Directors (the “Committee”) concerning any questions arising under this Agreement or the Plan.

K.	Stockholder Rights. The Optionee shall not be deemed a stockholder of the Corporation with respect to any of the shares of Common Stock subject to the Options, except to the extent that such shares shall have been purchased and transferred to the Optionee. The Corporation shall not be required to issue or transfer any shares of Common Stock purchased upon exercise of the Options until all applicable requirements of law have been complied with and such shares shall have been duly listed on any securities exchange on which the Common Stock may then be listed.

L.	No Right to Continued Employment. Nothing in the Plan, in this Agreement or any other instrument executed pursuant thereto or hereto shall confer upon the Optionee any right to continued employment with the Corporation or any of its subsidiaries or affiliates.

M.	Amendments for Accounting Charges: The Committee reserves the right to unilaterally amend this Agreement to reflect any changes in applicable law or financial accounting standards.

N.	Securities Law Compliance; Restrictions on Resale’s of Option Shares. The Corporation may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any exercise of the Option and/or any resales by the Optionee or other subsequent transfers by the Optionee of any shares of Common Stock issued as a result of the exercise of the Option, including without limitation (a) restrictions under an insider trading policy, (b) restrictions that may be necessary in the absence of an effective registration statement under the Securities Act of 1933, as amended, covering the Option and/or the Common Stock underlying the Option and (c) restrictions as to the use of a specified brokerage firm or other agent for exercising the Option and/or for such resales or other transfers. The sale of the shares underlying the Option must also comply with other applicable laws and regulations governing the sale of such shares.

O.	Data Privacy. As an essential term of this Option, the Optionee consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Option Agreement for the exclusive purpose of implementing, administering and managing Optionee’s participation in the Plan. By entering into this Agreement and accepting the Option, the Optionee acknowledges that the Corporation holds certain personal information about the Optionee, including, but not limited to, name, home address and telephone number, date of birth, social security number or other identification number, salary, tax rates and amounts, nationality, job title, any shares of stock held in the Corporation, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding, for the purpose of implementing, administering and managing the Plan (“Data”). Optionee acknowledges that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in jurisdictions that may have different data privacy laws and protections, and Optionee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Optionee or the Corporation may elect to deposit any shares of Common Stock acquired upon exercise of the Option. Optionee acknowledges that Data may be held only as long as is necessary to implement, administer and manage the Optionee’s participation in the Plan as determined by the Corporation, and that Optionee may request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, provided however, that refusing or withdrawing Optionee’s consent may adversely affect Optionee’s ability to participate in the Plan.

P.	Electronic Delivery. The Corporation may, in its sole discretion, decide to deliver any documents related to any options granted under the Plan by electronic means or to request Optionee’s consent to participate in the Plan by electronic means. Optionee hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Corporation or another third party designated by the Corporation, and such consent shall remain in effect throughout Optionee’s term of service with the Corporation and thereafter until withdrawn in writing by Optionee.

SLM Corporation 2009-2012 Incentive Plan
Stock Option Agreement
Net-Settled, Time Vested Options — 2010

Q.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

R.	Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered, telefaxed or telecopied to, or, if mailed, when received by, the other party at the following addresses:

If to the Corporation to:

Manager, Stock Plan Administration	Fax: (703) 984-6006
Sallie Mae
12061 Bluemont Way
Reston, VA 20190
If to the Optionee, to (i) the last address maintained in the Corporation’s Human Resources files for the Optionee or (ii) the Optionee’s mail delivery code or place of work at the Corporation.

S.	Plan Controls; Entire Agreement; Capitalized Terms. In the event of any conflict between the provisions of this Agreement and the provisions of the Plan, the terms of the Plan control, except as expressly stated otherwise herein. This Agreement and the Plan together set forth the entire agreement and understanding between the parties as to the subject matter hereof and supersede all prior oral and written and all contemporaneous or subsequent oral discussions, agreements and understandings of any kind or nature. Capitalized terms not defined herein shall have the meanings as described in the Plan.

T.	Miscellaneous. In the event that any provision of this Agreement is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of this Agreement shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision. The headings in this Agreement are solely for convenience of reference, and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction or effect. The Optionee shall cooperate and take such actions as may be reasonably requested by the Corporation in order to carry out the provisions and purposes of the Agreement. The Optionee is responsible for complying with all laws applicable to Optionee, including federal and state securities reporting laws.
The Optionee must contact Merrill Lynch to accept the terms of this grant. Merrill Lynch can be contacted at www.benefits.ml.com or by phone at 1-877-SLM-ESOP. If Optionee fails to accept the terms of this grant, the Options may not be exercised.

SLM CORPORATION
BY:
Albert L. Lord Chief Executive Officer